December 17, 2021

VIA EDGAR

Sumeera Younis

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, Wisdom Tree Digital Short-Term Treasury Fund File Nos. 333-25575 and 811-23659

Dear Ms. Younis:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on September 29, 2021, regarding the Trust’s Registration Statement on Form N-1A, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021, and amended via pre-effective amendment on July 21, 2021 for the purpose of registering shares of the WisdomTree Digital Short-Term Treasury Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Any referenced numbered comment below refers to the respective comment in the correspondence letter filed by the Trust with the SEC on July 21, 2021. Any text citation refers to the revised Form N-1A, which will be filed with this letter. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s Registration Statement.

1.	Comment: General Comment - In the Prospectus, the Staff would like to see more of the items from the discussion that occurred between the Registrant and the Staff on September 9, 2021, particularly regarding the operations of the Fund with respect to the blockchains.

Response: The Registrant has made the requested changes to the Prospectus in Item 9 in the sections “Use of Blockchain” and “Blockchain Technology Risk.”

2.	Comment: Comment 6 - Please provide further discussion in the Prospectus about the Stellar and Ethereum blockchains. Specifically, please explain (1) how each blockchain functions; (2) how investors will interact with each; and (3) why each blockchain was chosen.

Response: The Registrant has made the changes requested in items (1) and (2) above in the Prospectus in Item 9 under “Use of Blockchain.” With respect to item (3), we did not include an explanation in the Prospectus because we believe this will not be a material consideration for investors. Specifically, it won’t be a material consideration since the Transfer Agent’s records will constitute the official shareholder records of the Fund and govern the record ownership of the Fund shares independent of the selection of each blockchain for use as a secondary record. Even with respect to general transfer agency and other core mutual fund functions or operations, funds and their service providers today rely on a variety of different technologies and do not provide prospectus disclosure as to why any such technology is chosen, or even why a particular service provider is chosen. However, in order to the respond to the Staff’s comment, the following sets forth the attributes that are viewed as desirable by the Transfer Agent for securities transactions being secondarily recorded on a blockchain, and are believed to be attributes of both Stellar and Ethereum:

WisdomTree Digital Trust. 230 Park Avenue, New York, NY 10169

1)	Accessible: Provides consistently available access to participants to facilitate the verification of transactions.

2)	Broad governance: Incorporates a governance model requiring a broad array of participants to maintain the integrity of the blockchain.

3)	Efficient block confirmation: Provides an ability for participants to efficiently confirm blocks with finality.

4)	Innovative: Allows for processes, disclosures, reporting and/or corrections to be simplified, formalized and/or executed through new and evolving methods, such as smart contracts or other support.

5)	Transparent: Provides transparency with respect to core attributes and their functioning.

3.	Comment: Comment 6 - Please explain how the Transfer Agent is able to maintain the current master list of shareholders when transactions occur on the Stellar and/or Ethereum blockchains.

Response: The Transfer Agent is able to maintain the current master list of shareholders by scanning (i.e., monitoring) each supported blockchain with respect to Fund shareholder activity and recording such activity in the Official Record of ownership. Although the ownership of the Fund’s shares will also be recorded - or digitized - on one or more blockchains (the aggregate secondary records of ownership on each blockchain, the “Secondary Record”), the Transfer Agent will maintain the official authoritative record of share ownership in book-entry form, which will constitute the Official Record in all circumstances.

The Transfer Agent will reconcile blockchain transactions with the Fund’s records on at least a daily basis. Reconciliation involves maintaining a matching Official and Secondary Record of the total number of shares in circulation, the ownership of the shares at any given time, and all transactions between parties involving the shares. As a result, the Transfer Agent will always know the specific shareholder that owns the digital security (i.e., Fund shares). In the event of a conflict between the transaction history on the Secondary Record and the Official Record, the Transfer Agent shall update such Secondary Record as necessary and such an update will be recorded and viewable for transparency on the applicable blockchain as a subsequent transaction.

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4.	Comment: Comment 8 - The response to Comment 8 stated, “The Ethereum blockchain currently relies on a proof of work consensus protocol, but is in the process of transitioning to a proof of stake protocol. The Stellar blockchain relies on a different consensus protocol referred to as a federated Byzantine agreement system.” The Staff would like:

•	The Registrant to disclose in the risk section (1) what a 51% attack is; and (2) what a fork is, why it would happen, any potential impact to the Fund and shareholders and what the Fund will do if one happens.
•	To know the timing for the transition to a proof of stake
•	An explanation of (1) a federated Byzantine agreement and (2) the impact on Ethereum, the Fund and shareholders if the Ethereum blockchain does not transition to proof-of-stake in the near term.

Response: Please see responses to each of the respective requests below:

•	The Registrant has made the requested changes in the “Blockchain Technology Risks” of the Statutory Prospectus.
•	While the Ethereum blockchain relies on a proof of work protocol, we understand a transition to a proof of stake protocol is planned. The Transfer Agent is monitoring the expected timing for this transition and will make recommendations as to any steps that need to be taken by the Registrant.
•	To take each of the Staff’s requests in turn:
o	(1) The Stellar blockchain relies on a consensus protocol referred to as a federated Byzantine agreement. A federated Byzantine agreement is a system in which transaction validators, or nodes, independently choose other nodes which they trust to form a subset of trusted nodes on the network (a “quorum slice”). Overlapping quorum slices form a threshold of nodes required for a quorum wherein participating nodes concur that a proposed state change is valid. This consensus mechanism is characterized by decentralized control, low latency, efficient power usage, and deterministic settlement (i.e., assured network wide consensus). In seeking to ensure the integrity of a financial network, Federated Byzantine agreement’s consensus model differs from other blockchain consensus mechanisms in that it is designed to prevent a 51% attack and forks.
o	(2) There is expected to be no impact on the Ethereum blockchain, the Fund, or shareholders if the Ethereum blockchain does not transition to proof-of-stake.

5.	Comment: Comment 11 - Please provide a fuller discussion on how the bridge operates based on the September 9, 2021, discussion, including whether the bridge is hardware, software, or a combination of both.

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Response: A Bridge is software that runs in the off-chain control location under the supervision of the Transfer Agent. This software manages the sequence of transactions associated with the transfer of shares from a source Secondary Record to a destination Secondary Record on the applicable blockchain. For example, to transfer 100 shares between supported blockchains, the owner initiates the desired transfer from the App. 100 shares are moved from the source wallet to a bridge wallet on the source chain operated by the control location. Corresponding shares are minted on the destination ledger and delivered to the desired wallet. On successful completion, shares being held in the bridge wallet are burned. The net result of the transaction is the same number of total shares in circulation as reflected in the Official Record and corresponding to the sum of the shares in the Secondary Record, with 100 fewer on the source Secondary Record and 100 more in the destination Secondary Record. In all cases, such movement can only occur from one blockchain address to a different blockchain address to the extent the owner (i.e., personal identifying information) of each blockchain address is known to the Transfer Agent on its records. The Transfer Agent, in performing a traditional transfer agency function, maintains the “off-chain” control location in electronic storage that records the Official Record, regardless of blockchain, which is overseen by the Transfer Agent. Separately, the Transfer Agent uses software to scan each supported blockchain for any applicable movement of value (e.g., Fund share digital record movement) on the applicable blockchain, which also confirms ownership linkage between the applicable blockchain address and Fund shareholder “off-chain” record maintained by the Transfer Agent via software that resides on computer hardware. This mechanism ensures that chain of ownership, including off-chain recording by the Transfer Agent, is maintained throughout the operation of the Bridge, which is also overseen by the Transfer Agent.

6.	Comment: Comment 20 - Please add the month and year related to the portfolio manager’s length of service.

Response: The Registrant has made the requested changes in the “Portfolio Manager” sections of the Prospectus.

7.	Comment: Comment 29 - The Staff would like the disclosure from the response added after the discussion of each “senior securities” and “borrowings”.

Response: The Registrant has made the requested changes.

8.	Comment: Comment 30 - Please state that the Fund is “diversified” in the general discussion of the Fund and Trust in response to Item 16(a) of Form N-1A.

Response: The Registrant has made the requested change.

9.	Comment: Comment 31 - The response to stated, “The Registrant confirms that future filings will be compliant with the Fast Act.” The Staff would like confirmation that the Fast Act will apply to this registration statement.

Response: The Registrant confirms that the FAST Act will apply to this Registration Statement. See Form N-1A, Item 28, Instructions 1-5.

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Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP) Todd Zerega, Esq. (Perkins Coie LLP)

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